Mail Stop 3561

February 27, 2008

By U.S. Mail and facsimile to (262) 656-5577

Jack D. Michaels
Chairman, President and
Chief Executive Officer
Snap-on Incorporated
2801 80th Street
Kenosha, Wisconsin 53143

Re: Snap-on Incorporated
      Definitive 14A
      Filed March 12, 2007
      File No. 001-07724

Dear Mr. Michaels:

    We have reviewed your January 7, 2008 response to our comments of December 17, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

    If you have any further questions regarding our review of your filing, please call me at (202) 551-3357.

                                        Sincerely,

                                        Pam Howell
                                        Special Counsel